UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                             SCHEDULE 13G/A

                Under the Securities Exchange Act of 1934
                           (Amendment No. 1)*



                      STATEN ISLAND BANCORP, INC.
______________________________________________________________________________
                           (Name of Issuer)


               COMMON STOCK, PAR VALUE $0.01 PER SHARE
______________________________________________________________________________
                    (Title of Class of Securities)


                             857550  10  7
______________________________________________________________________________
                            (CUSIP Number)


                          December 31, 2003
______________________________________________________________________________
        (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [x] Rule 13d-1(c)








                          Page 1 of 5 Pages

CUSIP NO. 857550 10 7                13G/A                   Page 2 of 5 Pages

______________________________________________________________________________

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     SI Bank & Trust Foundation
______________________________________________________________________________

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  [ ]
                                                       (b)  [ ]

______________________________________________________________________________

3.   SEC USE ONLY

______________________________________________________________________________

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Non-stock corporation incorporated in Delaware
______________________________________________________________________________

5.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     SOLE VOTING POWER
     0
______________________________________________________________________________

6.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
    SHARED VOTING POWER
    3,644,394
______________________________________________________________________________

7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
    SOLE DISPOSITIVE POWER
    0
______________________________________________________________________________

8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
    SHARED DISPOSITIVE POWER
    3,644,394
______________________________________________________________________________

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    3,644,394

______________________________________________________________________________

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

______________________________________________________________________________

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    6.0%
______________________________________________________________________________

12. TYPE OF REPORTING PERSON
    OO
______________________________________________________________________________

CUSIP NO. 857550 10 7                13G/A                   Page 3 of 5 Pages



Item 1(a).   Name of Issuer:

             Staten Island Bancorp, Inc.

Item 1(b).   Address of Issuer's Principal Executive Office:

             1535 Richmond Avenue
             Staten Island, New York 10314

Item 2(a).   Name of Person Filing:

             SI Bank & Trust Foundation

Item 2(b).   Address of Principal Business Office or, if None, Residence:

             1535 Richmond Avenue
             Staten Island, New York 10314

Item 2(c).   Citizenship:

             Non-stock corporation incorporated in Delaware

Item 2(d).   Title of Class of Securities:

             Common Stock, par value $0.01 per share

Item 2(e).   CUSIP Number:

             857550  10  7

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

             Not applicable

Item 4.      Ownership.

             (a)  Amount beneficially owned:

                  3,644,394

CUSIP NO. 857550 10 7                13G/A                   Page 4 of 5 Pages


             (b)  Percent of class:

                  6.0% (based upon 60,290,796 shares issued and outstanding as of December 31, 2003).

             (c)  Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote      0
                                                                 ------------
                  (ii)  Shared power to vote or to direct the vote 3,644,394
                                                                   ----------
                  (iii) Sole power to dispose or to direct the disposition of 0
                                                                             ---
                  (iv) Shared power to dispose or to direct the disposition of 3,644,394
                        ---------

                  The SI Bank & Trust Foundation (the "Foundation") was formed in connection with the conversion of SI Bank & Trust (formerly "Staten Island Savings Bank") (the wholly owned subsidiary of Staten Island Bancorp, Inc.). Under the terms of the approval from the Office of Thrift Supervision authorizing the establishment of the Foundation, shares of Common Stock owned by the Foundation are required to be voted in the same ratio as all other shares of Common Stock on all proposals presented to stockholders for consideration.

Item 5.      Ownership of Five Percent or Less of a Class.

             Not Applicable.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

             Not Applicable.

Item 8.      Identification and Classification of Members of the Group.

             Not Applicable.

Item 9.      Notice of Dissolution of Group.

             Not Applicable.

CUSIP NO. 857550 10 7                13G/A                   Page 5 of 5 Pages




Item 10.     Certification.

             By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          SI Bank & Trust Foundation


Date: January 28, 2004               By:  /s/ Elizabeth Dubovsky
                                          ----------------------------
                                          Name:   Elizabeth Dubovsky
                                          Title:  Executive Director